Mail Stop 3561

October 23, 2009

Christopher Kidney
President
Eco Building International
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

      Re: Eco Building International
            Amendment No. 3 to Registration Statement on Form S-1
            Filed October 13, 2009
            File No. 333-160476

Dear Mr. Kidney:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 3 to Registration Statement on Form S-1

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X. Please also update your Plan of Operation, as applicable.

2. We note your revised disclosure in response to comment two of our letter dated October 7, 2009. However, in other places throughout your registration statement, you continue to indicate that you will distribute other manufacturers' products. For example, on page 3 you state that you "intend to commence operations in the business of distributing eco-friendly building supplies," and in Note 1 of the financial statements on page F-6 you state that you intend to "commence business operations by purchasing and distributing eco-friendly building supplies." Throughout your registration statement, please clarify and provide a consistent description of the nature of your business.

Description of Business, page 16

Agreements, page 17

3. Your disclosure continues to be unclear as it relates to the agreements you have in place with Arsenalas-EHG. You refer to a letter of intent on pages 17 and 18, however, page 17 and your exhibit list refer to a Marketing and Distribution Agreement. If you are referring to the same agreement, please revise your disclosure to make this clear.

Exhibit 23.1

4. Please note that your independent registered public accountant does not have the ability to consent to the inclusion of your financial statements in a filing, nor is the firm able to consent to the inclusion of its report in future filings at this time. Please file a revised consent that states that your independent registered public accounting firm consents to the use of its report dated September 25, 2009 on the financial statements included in the Registration Statement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Brach Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
         Facsimile No. (303) 988-6954